Exhibit 99

NOTIFICATION FORM FOR TRANSACTIONS IN SECURITIES BY MEMBERS OF THE BOARD OF DIRECTORS AS WELL AS MEMBERS OF THE SUPERVISORY BOARD (SECTION 2a Wmz 1996)

PART I

1. Name of the issuing institution:       Unilever N.V.

2. Name of the person obliged to notify:  C.B. Strauss

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):


                         Name of the                                     Total
                         issuing          Number of                      Voting
Type of security         institution      securities  Total Capital      Rights

Ordinary share,
nominal value NLG 1.12   Unilever N.V.    41,116      NLG 46,049.92      460,499

Employee option on
ordinary share of
nominal value NLG 1.12   Unilever N.V.    192,446     0                  0


SORT OF SECURITY INVOLVED IN THE TRANSACTION

4. type of security:                                  Share ("New York Share")
   (Share/ Convertible bond/ Option/Warrant/ Other)

5. To be filled out if applicable

   Nominal value of the (underlying) share           :NLG 1.12 ((euro)0.51)

   Option series                                     :n.a.

   Exercise price/conversion rate                    :n.a.

   Expiration date                                   :n.a.

TRANSACTION IN THE SECURITY INDICATED IN QUESTIONS 4 AND 5

6. Transaction date                                  :12 January 2004

7a. Number of securities acquired
in the transaction (Footnote 1)                      :156

b. Number of securities sold in the transaction      :

8. Purchase price and/or selling price               :US$ 54.11


----------------------
Footnote 1
You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questons 3 and 10!

9. Transaction according to an investment management agreement: O YES X NO

10. Statement of the total number of securities after the transaction:

                         Name of the                                     Total
                         issuing          Number of                      Voting
Type of security         institution      securities  Total Capital      Rights

Ordinary share,
nominal value NLG 1.12   Unilever N.V.    41,272      NLG 46,224.64      462,246

Employee option on
ordinary share of
nominal value NLG 1.12   Unilever N.V.    192,446     0                  0


NOTIFICATION UNDER THE `REGULAR' Wmz 1996

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)    %       Voting Rights (total)    %
- Direct actual             %       - Direct actual          %
- Direct potential          %       - Direct potential       %
- Indirect actual           %       - Indirect actual        %
- Indirect potential        %       - Indirect potential     %

Denominator Capital Interest (euro) .....................
Denominator Voting Rights .......................(number)

1. Is this the first notification under section 2 of the Wmz 1996:   yes   no

2. Is this the first notification the issuing institution concerned: yes   no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights
  are at the disposal of a subsidiary                           O
- the Capital interest and/or Voting rights
  are held by a third party for the account of
  the Person subject to notification duty                       O
- the Voting rights are pursuant to a voting rights agreement   O

PART II NOTIFICATION FORM SECTION 2a Wmz 1996

(INTENDED SOLELY TO ENABLE THE NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS TO VERIFY THIS NOTIFICATION; THIS INFORMATION WILL NOT BE ENTERED IN THE REGISTER)

Address of the person obliged to notify:

Postal code & residence of the person obliged to notify:

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors:                          X YES    NO
2. Member of the Board of Directors of an affiliated company:   YES  X NO
3. Member of the Supervisory Board:                             YES  X NO
4. Member of the Supervisory Board of an affiliated company:    YES  X NO

Is the notification made through the Compliance Officer
of the issuing institution:                                   X YES    NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

NAME OF THE CONTACT PERSON              Date: 16 January 2004
Mr. W.G.M. Mulders
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-2174738
Telefax:: +31-10-2174419
E-mail: wouter.mulders@unilever.com

                                        Signature:

                                        J.A.A. van der Bijl
                                        Compliance Officer